UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Apollo Medical Holdings, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

03763A 20 7

(CUSIP Number)

Robert A. Grauman, Esq.

Baker & McKenzie LLP

452 Fifth Avenue

New York NY 10018

(212) 626-4100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 8, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03763A 20 7

1.	Names of Reporting Persons. NNA OF NEVADA, INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Nevada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 800,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 800,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 800,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 2.2%

14.	Type of Reporting Person CO

CUSIP No. 03763A 20 7

1.	Names of Reporting Persons. FRESENIUS MEDICAL CARE HOLDINGS, INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization NEW YORK

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 800,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 800,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 800,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 2.2%

14.	Type of Reporting Person CO

CUSIP No. 03763A 20 7

1.	Names of Reporting Persons. FRESENIUS MEDICAL CARE AG & CO. KGaA

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization GERMANY

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 800,000

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power 800,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 800,000

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 2.2%

14.	Type of Reporting Person PN

The Statement on Schedule 13D filed November 17, 2016 by NNA of Nevada, Inc. (“NNA”), Fresenius Medical Care Holdings, Inc. (“FMCH”), and Fresenius Medical Care AG & Co. KGaA (“FMC AG & Co. KGaA” and, together with NNA and FMCH, “Filing Persons”), as amended by Amendment No. 1 thereto filed July 28, 2017, is hereby further amended with respect to the items set forth below in this Amendment No. 2.  Capitalized terms used herein without definition have the same meanings as those ascribed to them in the original Schedule 13D.

Item 5.         Interest in Securities of the Issuer

The information set forth in Item 5 of the Schedule 13D is hereby amended as follows:

On December 8, 2017, pursuant to an Agreement and Plan of Merger dated as of December 21, 2016, as amended, (the “Merger Agreement”), by and among the Issuer, Apollo Acquisition Corp., a California corporation and a wholly owned subsidiary of the Issuer (“Merger Sub”), Network Medical Management, Inc., a California corporation (“NMM”), and the “Shareholder Representative” named therein, Merger Sub was merged into NMM, with NMM the surviving corporation (the “Merger”).  Pursuant to the Merger, as described in the Issuer’s definitive Joint Proxy Statement/Prospectus dated November 14, 2017 (the “Merger Proxy”), NMM became a wholly-owned subsidiary of the Issuer, and the Issuer has issued or will issue a total of 30,052,587 shares of its Common Stock (the “Merger Shares”) and warrants to purchase up to 1,750,000 shares of Common Stock (the “Warrant Shares”) to the pre-Merger shareholders of NMM as the merger consideration issuable under the Merger Agreement.  For purposes of all calculations made in this Schedule 13D (Amendment No. 2), the Merger Shares exclude (i) new additional shares of Common Stock that may be issued to pre-Merger NMM shareholders under the Merger Agreement in satisfaction of indemnification obligations of the Issuer that may arise under the Merger Agreement, and (ii) the Warrant Shares. The Issuer also stated in the Merger Proxy that it will retain 10% of the Merger Shares to secure indemnification of the Issuer and its affiliates under the Merger Agreement (the “Holdback Shares”).

On the date of this Schedule 13D (Amendment No. 2), NNA beneficially owns 800,000 shares of Common Stock.  Giving effect to issuance of all of the Merger Shares, including the Holdback Shares, such 800,000 shares constituting approximately 2.2% of the Issuer’s Common Stock (2.4% if none of the Holdback Shares are issued to the pre-Merger NMM shareholders).  Because the Filing Persons’ beneficial ownership of the Common Stock has decreased to below 5% of the outstanding Common Stock, transactions, if any, by the Filing Persons in the Common Stock subsequent to the filing of this Amendment No. 2 will not be reportable pursuant to Section 13(d) of the Act and Regulation 13D-G thereunder unless and until their beneficial ownership again exceeds 5% of the outstanding Common Stock.

All 800,000 shares of Common Stock beneficially owned by NNA are issued and outstanding and owned directly by NNA. NNA is an indirect, wholly-owned subsidiary of FMCH which, in turn, is an indirect, wholly-owned subsidiary of FMC AG & Co. KGaA. Accordingly, each of FMCH and FMC AG & Co. KGaA may be deemed to beneficially own the Common Stock owned directly by NNA.  See also Item 2 of this Schedule 13D as originally filed. Such 800,000 shares exclude 35,000 shares subject to options held by Mark Fawcett, the Senior Vice President and Treasurer of NNA and FMCH and a Class II director of the Issuer.  The Filing Persons disclaim any beneficial interest in such options and the underlying shares.

None of the Filing Persons and, to the knowledge of NNA, FMCH and FMC AG & Co. KGaA, none of their respective officers or directors has effected any transactions in the Issuer’s securities during the 60 days preceding the filing of this Schedule 13D.

CUSIP No. 03763A 20 7

Signatures

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2017

NNA OF NEVADA, INC.

By:	/s/ Mark Fawcett
Name:	Mark Fawcett
Title:	SVP and Treasurer

FRESENIUS MEDICAL CARE HOLDINGS, INC.

By:	/s/ Mark Fawcett
Name:	Mark Fawcett
Title:	SVP and Treasurer

FRESENIUS MEDICAL CARE AG & CO. KGaA,
represented by

Fresenius Medical Care Management AG, its general partner

By:	/s/ Michael Brosnan
Name:	Michael Brosnan
Title:	Member of the Management Board

By:	/s/ William Valle
Name:	William Valle
Title:	Member of the Management Board